FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               November 10 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 RNS Announcement, re: Notice to Bondholders dated 10 November 2003



10 November 2003



                              NOTICE TO HOLDERS OF
      THE GUARANTEED BONDS ISSUED BY BRITISH ENERGY PLC ("BRITISH ENERGY")

                    GBP134,586,000 6.202% Guaranteed Bonds due 2016 GBP163,444,000 6.077% Guaranteed Bonds due 2006
                                     -and-
                    GBP109,861,000 5.949% Guaranteed Bonds due 2003:




BONDS                                                  EXISTING IDENTIFICATION CODES
                                                              (COMMON CODE/ISIN NOs)

GBP134,586,000 6.202% Guaranteed Bonds due 2016               009857940/XS0098579401

GBP163,444,000 6.077% Guaranteed Bonds due 2006               009858075/XS0098580755

GBP109,861,000 5.949% Guaranteed Bonds due 2003               009858164/XS0098581647


         (the "Bonds") issued by British Energy plc and each guaranteed by British Energy Generation Limited and British Energy
           Generation (UK) Limited (being together, the "Guarantors")

British Energy announced on 1 October 2003 that it had agreed the terms of a proposed restructuring (the "Proposed Restructuring") of the British Energy group of companies (the "Group") with certain of its creditors and the Secretary of State for Trade and Industry (the "Secretary of State"). The Proposed Restructuring gives effect to the heads of terms signed on 14 February 2003. Completion of the Proposed Restructuring is subject, amongst other things, to receipt by the Secretary of State of a satisfactory notification from the European Commission that insofar as the proposals involve the grant of State aid by the UK Government, such aid is compatible with the common market. We understand that the Secretary of State expects to receive this notification by mid 2004.


The terms of the Proposed Restructuring are set out in a restructuring agreement entered into as of 30 September 2003 by certain Group companies, Enron Capital & Trade Europe Finance LLC, Teesside Power Limited, Total Gas & Power Limited, The Royal Bank of Scotland plc, British Nuclear Fuels plc and certain holders of the outstanding Bonds (the "Creditor Restructuring Agreement"). As of 31 October 2003, holders of 87.73% in the aggregate of outstanding Bonds (each together, the "Consenting Bondholders") were signatories to the Creditor Restructuring Agreement and irrevocably agreed to be bound by the terms of the Proposed Restructuring and to take all actions required of them to implement the restructuring steps.


Under the terms of the Creditor Restructuring Agreement, a Consenting Bondholder may sell to another Consenting Bondholder and may sell to a Bondholder not party to the Creditor Restructuring Agreement provided that it first obtains from that Bondholder a written undertaking in favour of the other parties to the Creditor Restructuring Agreement (in the form attached as Schedule 11 thereto) agreeing to be bound by the terms of the Creditor Restructuring Agreement as if such person were a Consenting Bondholder.


Each series of Bonds is currently represented by a Global Bond deposited with a common depositary for Euroclear Bank S.A./N.V. as operator of the Euroclear
System ("Euroclear") and Clearstream Banking, societe anonyme, Luxembourg ("Clearstream, Luxembourg") (each together, the "Clearing Systems").


So that it may be possible to identify easily those Bonds in the Clearing Systems which are subject to the Creditor Restructuring Agreement (the " Assenting Bonds") during the period ending on the earlier of the date upon which the Creditor Restructuring Agreement is terminated in accordance with its terms (the "Termination Date") or the date upon which each of the conditions to the Proposed Restructuring have been satisfied or waived (the "Restructuring Date"), it has been proposed that each series of Assenting Bonds will be identified in the Clearing Systems with a New Common Code and New ISIN (each together, the " New Identification Codes") as follows:

Series                   New ISIN                    New Common Code

2016 Bonds               XS0180470808                018047080

2006 Bonds               XS0180469461                018046946

2003 Bonds               XS0180470121                018047012

British Energy has agreed to this proposal. The New Identification Codes will be available to be used in the Clearing Systems from such date as the Clearing Systems receive written confirmation from British Energy that the Creditor Restructuring Agreement has become effective among the parties to it. The New Identification Codes will not be applied to individual Assenting Bonds until such time as the Clearing Systems have received an Electronic Communication (as described below) in relation to those Assenting Bonds from a Consenting Bondholder and/or their Custodian which is satisfactory to the Clearing Systems.


Should a Consenting Bondholder or any other Bondholder wish to receive more details as to how to obtain New Identification Codes in respect of their Bonds or how to send the required Electronic Communication to the Clearing Systems, then that party should contact the legal and financial advisers to the Ad Hoc Committee of Bondholders, Cadwalader, Wickersham & Taft LLP ("Cadwalader") and Close Brothers Corporate Finance Limited ("Close Brothers") respectively. Cadwalader and Close Brothers represent the Ad Hoc Committee of Bondholders in the Proposed Restructuring and not any other party, including any other Bondholder or Consenting Bondholder.


The existing Common Codes and ISINs applicable to the Bonds will continue to apply in parallel with the New Identification Codes in relation to Bonds which are not Assenting Bonds.


The contact details for the Ad Hoc Committee's advisers are:

Justin Bickle or Stephen Phillips
Cadwalader, Wickersham & Taft LLP
265 Strand
London  WC2R 1BH

Telephone:                                 +44 (0) 20 7170 8621
E-mail:                                    justin.bickle@cwt-uk.com
                                           stephen.phillips@cwt-uk.com


Martin Gudgeon or John Nener
Close Brothers Corporate Finance
10 Crown Place
London EC2A 4FT

Telephone:                                 +44 (0) 20 7655 3172
Email:                                    martin.gudgeon@cbcf.com
                                          john.nener@cbcf.com

Holders of the Bonds who have not yet signed the Creditor Restructuring Agreement or who wish to receive more information relating to the New Identification Codes or Electronic Communication referred to herein are asked to contact Cadwalader and/or Close Brothers in response to this Notice, and to direct all queries to them. Holders of the Bonds are kindly asked not to contact either British Energy, or any of its own advisers, as a result of the publication of this Notice.


This Notice has been issued with the permission of British Energy plc, 3 Redwood Crescent, Peel Park, East Kilbride, Glasgow, G74 5PR, and in conjunction with the Ad Hoc Committee's above stated legal and financial advisers.


                                             Dated this 10 day of November 2003

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  November 10 2003                    BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations